

July 7, 2014

Via E-mail
Daniel Cohen
Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re: Hotel Outsource Management International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 19, 2014**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you have provided the information required by Item 14 of Form S-4, in response to comment 1 in our letter dated May 28, 2014. Please revise to include the pro forma financial statements required by Item 14(e) of Form S-4 or tell us why you have not provided this information. Please also tell us why you believe you are eligible to incorporate the information required by Item 14 of Form S-4 by reference when it does not appear you are eligible to do so or revise your information statement to include this information. Refer to Item 14(e) of Schedule 14A for guidance.

2. We note your response to prior comment 5 to our letter dated May 28, 2014 and your indication that the forecasts were based on current sales and the trend of decreasing sales. Please revise your information statement to reproduce the quantified financial information that you provided to your independent appraiser.

Please contact, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director